K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 14, 2018
VIA EDGAR
Ms. Rebecca Marquigny
Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Life Series Funds (File No. 333-227615)
Responses to Comments on the Registration Statement on Form N-14
Dear Ms. Marquigny and Mr. Burak:
The following are responses to the comments that we received by telephone from Ms. Marquigny, on behalf of Mr. Burak and herself, on October 25, 2018, regarding the registration statement on Form N-14 (“Registration Statement”) of the First Investors Life Series Funds (“Registrant”) related to (1) the reorganization of the First Investors Life Series Government Fund (“Government Fund”) into the First Investors Life Series Limited Duration Bond Fund (“Limited Duration Bond Fund”), and (2) the reorganization of the First Investors Life Series Balanced Income Fund (“Balanced Income Fund”) into the First Investors Life Series Total Return Fund (“Total Return Fund”) (each, a “Reorganization”).  Each of the Government Fund, Limited Duration Bond Fund, Balanced Income Fund and Total Return Fund is a series of the Registrant.  Each of the Government Fund and the Balanced Income Fund also may be referred to herein as a “Target Fund,” each of the Limited Duration Bond Fund and the Total Return Fund also may be referred to herein as an “Acquiring Fund,” and each Target Fund and each Acquiring Fund also may be referred to herein as a “Fund.”
The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on September 28, 2018.  SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement.  Page number references included in the Registrant’s responses are references to the page numbers in the Rule 497 filing submitted concurrently with this response letter. The Registrant believes that the responses below fully address the Staff’s comments.
Disclosure Comments

1.
Please note that any comments may relate to or involve language that is repeated or restated elsewhere in the filing, for example, in the prospectus, SAI or Part C. In these situations we generally do not repeat comments or point out each place where changes are required.  However, we expect the Registrant to make corresponding and consistent

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changes as appropriate throughout the filing. If the Registrant declines to make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter to the Staff. In addition, please review information not included in the initial Registration Statement and any outdated information and provide updated information. If applicable, please consider noting in transmittal correspondence that your filing includes additional exhibits and providing the accession number of such exhibits.

The Registrant confirms that, where the Registrant deems applicable and appropriate, corresponding changes in response to the Staff’s comments have been made in the Rule 497 filing submitted with this response letter.  The Registrant confirms that it has included information not previously filed with the initial Registration Statement and has updated information where applicable.  The Registrant is not filing any additional exhibits with the Rule 497 filing.

2.
On page 1 of the Registration Statement, under “Summary of the Reorganizations,” the last sentence of the sixth paragraph states that “[e]ach Acquiring Fund will be both the tax and accounting survivor of the Reorganization in which it participates.”  Please provide the Staff with an explanation of the tax and accounting survivor analysis supporting this statement.

The Registrant has included the analysis under the North American Securities Trust no action letter (“NAST Letter”)[1] in response to Staff comment 26, below.

3.
On pages 1-2 of the Registration Statement, under “Summary of the Reorganizations,” the seventh paragraph states that Contractowners who have indirectly invested in shares of each Target Fund are expected to benefit from a decrease in total annual fund operating expenses after the Reorganization of their Target Fund into the corresponding Acquiring Fund.  Please indicate in this introductory overview why the Reorganizations are expected to reduce the total annual fund operating expenses currently borne by Contractowners holding interests in the Target Funds.  Also, for each Reorganization, please supplement the relevant proposal so that it plainly explains why the Target Fund anticipates a reduction in total annual fund operating expenses.

In response to the Staff’s comment, the Registrant has added the underlined text to the statements on page 2:

“Contractowners who have indirectly invested in shares of the Government Fund are expected to benefit from a decrease in total annual fund operating expenses after the Reorganization of the Government Fund into the Limited Duration Bond Fund because the pro forma total annual fund operating expenses of the Limited Duration Bond Fund, after giving effect to the Reorganization, are expected to be lower than

1 SEC No-Action Letter (publicly available August 5, 1994).

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the total annual fund operating expenses of the Government Fund. Likewise, Contractowners who have indirectly invested in shares of the Balanced Income Fund also are expected to benefit from a decrease in total annual fund operating expenses after the Reorganization of the Balanced Income Fund into the Total Return Fund because the Total Return Fund has lower total annual fund operating expenses than the Balanced Income Fund.”

The Registrant confirms that similar disclosure is included in each proposal.

4.
In Reorganization 1, the second bullet point on page 2 of “Considerations Regarding the Reorganization” states that “[t]he Government Fund may engage in frequent trading, which is not a principal investment strategy of the Limited Duration Bond Fund.”  The Staff notes that while the comparison of the Funds’ investment strategies is accurate, the Limited Duration Bond Fund’s portfolio turnover rate for the most recent fiscal year was nearly double that of the Government Fund.  To avoid investor confusion, consider moving the disclosures indicating the portfolio turnover percentages for the Acquiring and Target Funds closer to the statement quoted above to present a balanced comparison of the Funds on this issue.  If you intend to highlight this strategy distinction, here and elsewhere, the presentation should discuss comparative turnover rates in context.  Explicitly state, for example, that the Limited Duration Bond Fund portfolio turnover rate (82%) is nearly double that of the Government Fund (42%).

In response to the Staff’s comment, the Registrant has added the underlined parenthetical to pages 3-4 and 9:

“The Government Fund may engage in frequent trading, which is not a principal investment strategy of the Limited Duration Bond Fund. (However, for the year ended December 31, 2017, the Limited Duration Bond Fund’s portfolio turnover rate (82%) was nearly double that of the Government Fund (42%).)”

5.
In Reorganization 1, the fifth complete bullet point on page 3 of “Considerations Regarding the Reorganization” includes a statement that, “[a]fter giving effect to the Reorganization, the pro forma total annual fund operating expense ratios for shares of the Limited Duration Bond Fund is expected to decrease.”  Please explain why the pro forma total annual fund operating expense ratios of the Limited Duration Bond Fund are expected to be lower than those of the Target Fund after the Reorganization.

In response to the Staff’s comment, the Registrant has added the underlined text to the fourth complete bullet point on page 5:

“After giving effect to the Reorganization, the pro forma total annual fund operating expense ratio for shares of the Limited Duration Bond Fund is expected to decrease due to the expected economies of scale resulting from the Reorganization as

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duplicative expenses are eliminated and fixed costs are spread across a larger asset base.”

6.
In Reorganization 1, under “Comparative Fee and Expense Tables,” the Registrant indicates that the Funds do not charge shareholder or Contractowner fees.  Given that the Funds do not charge such fees, they need not be included in the tables.  Please consider removing these lines to focus investor attention on Fund level expenses.

The Registrant confirms that the Funds do not charge shareholder fees.  The Registrant notes that the lines in the table for shareholder fees are included in each Fund’s currently effective Prospectus.  Because the Registrant would like to maintain consistent fee and expense disclosure between the Information Statement and each Fund’s currently effective Prospectus, the Registrant respectfully declines the comment.

The Registrant further notes that the table is not required to address, and does not address, Contract-level fees.  The introductory paragraph to the comparative fee and expense tables states, in relevant part: “[i]nvestments in the Funds can only be made through a Contract offered by a participating insurance company.  The table below does not reflect the fees and expenses that are or may be imposed by a Contract for which a Fund is an investment option.  For information regarding those fees and expenses, please refer to the applicable Contract prospectus.  If those fees and expenses were included, the overall fees and expenses shown in the table would be higher.”

7.
In Reorganization 1, in “Comparison of Principal Risks,” the table indicates that Call Risk is a principal risk of only the Government Fund.  Please supplementally explain why the Limited Duration Bond Fund’s holdings, which generally have a 1-6 year duration, do not bear call risk as a principal risk, or remove the disclosure stating that the risk is exclusive to the Government Fund.

Call risk is not a principal risk of the Limited Duration Bond Fund because the Fund principally holds corporate bonds (79.9% as of June 30, 2018) with relatively short maturities.  While some of these corporate bonds are subject to call options, it has been the Fund’s experience that few are actually called.  Asset-backed securities and mortgage-backed securities represent most of the Fund’s other holdings (18.3% as of June 30, 2018).  The Registrant believes that the prepayment risks associated with the asset-backed and mortgage-based securities held by the Limited Duration Bond Fund are adequately covered under “Prepayment and Extension Risk.”  FIMCO evaluates the risks associated with the Funds’ portfolios.  Should the Limited Duration Bond Fund’s portfolio change such that call risk is deemed to be a principal risk, the Fund’s prospectus will be revised accordingly.

8.
In Reorganization 1, in “Comparison of Principal Risks,” the introductory paragraph states that the Limited Duration Bond Fund is subject to greater credit risk than the Government Fund.  Please modify the disclosure in the table below the introductory paragraph to make clear why credit risk is more significant for the Limited Duration

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Bond Fund than for the Government Fund. As drafted, the table does not specifically tie each Fund’s risk to the corresponding instruments described in the narrative.

The Registrant notes that the description of credit risk included in the table matches the risk description included in each Fund’s currently effective Prospectus.  Because the Registrant would like to maintain consistent risk disclosure between the Information Statement and each Fund’s currently effective Prospectus, the Registrant respectfully declines to modify the disclosure in the table.

However, in order to respond to the Staff’s comment, the Registrant has added the underlined text to the introductory paragraph:

“The Funds are subject to many of the same principal risks, but the Limited Duration Bond Fund is subject to greater credit risk than the Government Fund, because, as more fully explained in “Comparison of Investment Objectives, Policies, Strategies, Advisers and Portfolio Managers” above, the Limited Duration Bond Fund invests in a variety of investment grade debt securities while the Government Fund invests principally in U.S. Government Securities (which are issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalities).”

9.
In Reorganization 1, in “Comparison of Principal Risks,” derivatives risk is included as a principal risk of each Fund.  Please direct the Staff to the portion of the comparison of principal investment strategies that discusses the Funds’ investments in derivatives, or add the necessary disclosure.  If this is only a principal risk for the Government Fund or the Limited Duration Bond Fund, please identify to which Fund this risk applies.  If this is not a principal risk for either Fund, please remove derivatives risk from the table.

On page 12 in the table comparing the Fund’s principal investment strategies, and elsewhere in the Information Statement, it states that each Fund “may also invest in U.S. Treasury futures and options on U.S. Treasury futures to hedge against changes in interest rates.”

10.
In Reorganization 1, in “Comparison of Principal Risks,” please clarify whether the parenthetical following “Liquidity Risk,” which states “(Government Fund discusses liquidity risk as a component of market risk)” is intended to mean that the description of liquidity risk is exclusively describing the Limited Duration Bond Fund’s liquidity risk.

The description of liquidity risk under “Comparison of Principal Risks” applies to both the Government Fund and the Limited Duration Bond Fund. The Government Fund’s currently effective Prospectus, however, discusses liquidity risk as a component of market risk.  In order to respond to the Staff’s comment and maintain consistent disclosure between the Information Statement and each Fund’s currently effective Prospectus, the Registrant has

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revised the parenthetical referenced in the comment as follows:

“(Both Funds. In the Government Fund’s currently effective Prospectus, liquidity risk is discussed as a component of market risk.)”

11.
In Reorganization 1, the introductory narrative to “Comparison of Investment Policies” states that the Government Fund has adopted one non-fundamental investment policy that the Limited Duration Bond Fund has not.  Please consider identifying the non-fundamental policy in the narrative.

The Registrant has made the requested change.

12.
In Reorganization 1, the “Comparison of Investment Policies” chart states that, with respect to the fundamental investment policy concerning industry concentration, the Limited Duration Bond Fund’s policy “explicitly excludes investment companies from the prohibition to invest more than 25% of the Fund’s total assets in the securities of companies whose principal business activities are in the same industry.”  Please clarify the meaning of this statement and explain the basis for this policy.  Does the policy mean that, for the purposes of calculating concentration, the Limited Duration Bond Fund does not look through to the underlying holdings of a fund in which it invests?  If that is the case, does the Limited Duration Bond Fund have exemptive relief permitting it to invest as a fund of funds?

The Registrant is not aware of any specific requirement under the federal securities laws or regulation, or formal SEC position requiring an investment company to consider an underlying fund’s investments for the purposes of determining whether it is concentrated in an industry.  The Registrant confirms that the Limited Duration Bond Fund does not intend to use its investments in other investment companies to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Limited Duration Bond Fund’s fundamental investment policy with respect to concentration.  As the Registrant is not aware of any specific requirement under the federal securities laws or regulation relevant to the Limited Duration Bond Fund’s policy noted above, the Registrant does not believe that an exemptive order is required in connection with the policy.

13.
In Reorganization 1, page 15 of the “Comparison of Investment Policies” section states that, “[i]n the event that [a Fund’s] asset coverage falls below [300%], the fund is required to reduce the amount of its borrowings within three days (not including Sundays and holidays) so that the asset coverage is restored to at least 300%.”  Please explain supplementally how the Limited Duration Bond Fund values derivatives for the purposes of the relevant asset coverage calculation and compliance with the Fund’s investment strategies and limitations.

For purposes of calculating asset coverage as noted in the comment, the Fund will use the market value of a derivative instrument.

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14.
In Reorganization 2, the third bullet point on page 18 of the Considerations Regarding the Reorganization states that both Funds may invest in high yield securities.  Please define high yield securities as “junk bonds” here for the benefit of Contractowners who may not have read Proposal 1.

The Registrant has made the requested change.

15.
In Reorganization 2, page 23 of the “Comparison of Investment Objectives, Policies, Strategies, Advisers and Portfolio Managers” chart includes a statement that, as part of its principal investment strategies, the Balanced Income Fund “may invest in bonds of any maturity or duration.”  Please include a statement indicating that the strategy of the Total Return Fund is the same in this respect, or noting the differences between the Funds in this respect.

The Registrant has added “No similar principal investment strategy” in the corresponding location in the Total Return Fund’s principal investment strategies.

16.	On pages 25-28, in the chart under “Comparison of Principal Risks,” please include the risks as they pertain to each Fund. This chart is not helpful as a comparative tool.

The Registrant has added a parenthetical under each principal risk to indicate whether the risk is a principal investment risk of the Balanced Income Fund only, the Total Return Fund only, or both Funds.  Similar disclosure has been added to the chart under “Comparison of Principal Risks,” for Reorganization 1 on pages 15-20.

17.
In Reorganization 2, under “Comparison of Principal Risks,” the introductory paragraph states that the Balanced Income Fund is subject to dividend risk as a principal risk, which the Total Return Fund is not.  Please state why dividend risk is a principal risk of the Balanced Income Fund but not the Total Return Fund.

The Registrant has added the underlined text to the statement:

“The Balanced Income Fund also is subject to dividend risk as a principal risk, which the Total Return Fund is not, because the equity strategy in the Balanced Income Fund is more actively focused on dividend yielding stocks while the equity strategy in the Total Return Fund does not actively seek to invest in stocks that pay dividends.”

18.
In Reorganization 2, page 30 of the “Comparison of Investment Policies” chart states that the Total Return Fund has a non-fundamental investment policy “not [to] invest more than 20% of its net assets in derivatives in the aggregate.  For purposes of calculating this 20% limitation, the Fund will use the market value of a derivative instrument.”  If derivatives may also be included for the purposes of the designated allocation percentages discussed in the Funds’ principal investment strategies, that fact

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should be reflected in the principal investment strategies of the Balanced Income Fund and the Total Return Fund.

The Registrant confirms that derivatives are included for purposes of calculating the designated allocation percentages discussed in the Funds’ principal investment strategies.  The principal investment strategies of each Fund, as reflected in the Fund’s currently effective prospectus, states that the Fund “may also invest in U.S. Treasury futures and options on U.S. Treasury futures to hedge against changes in interest rates,” but does not specifically state that these derivatives are included for purposes of calculating the designated allocation percentages.  Because the Registrant would like to maintain consistent investment strategy disclosure between the Information Statement and each Fund’s currently effective Prospectus, the Registrant respectfully declines the comment. The Registrant will consider implementing the suggested change in connection with the Funds’ next annual registration statement update.

19.
The Staff noted instances in which the Registration Statement appeared to contain inconsistent statements.  Please review the Registration Statement and ensure that each Reorganization and its outcome are described consistently throughout.

The Registrant has reviewed the Information Statement and confirms that disclosure relating to each Reorganization and its outcome is described consistently throughout.

20.	Under “Shareholder Rights,” please provide direct comparisons specifically telling shareholders which rights they are giving up or gaining as a result of their Reorganization.

As discussed in the introduction to this chart, each Fund is a separate series of the same Trust subject to the same Trust Instrument.  Consistent with this statement, shareholders are not gaining or losing any rights as a result of their Reorganization. The Registrant introduces the chart by stating that “[t]he chart below describes some rights as either a Target Fund or Acquiring Fund shareholder.”  The Registrant has supplemented this disclosure by changing the word “either” in the prior sentence to “both,” and adding a statement prior to the sentence that “Shareholders of the Target Funds and the Acquiring Funds have the same rights with respect to the Fund shares they own.”

21.	Please confirm that the information under “Outstanding Shares of Target Funds and Acquiring Funds” on page 43 will be completed in the next filing.

The Registrant has completed the information under “Outstanding Shares of Target Funds and Acquiring Funds.”

22.
The Financial Highlights tables in Appendix D include a description of footnote (f) below the tables, but footnote (f) does not appear to be included in the Financial Highlights tables themselves.  If footnote (f) should remain, please include a reference to

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the footnote in the Financial Highlights tables themselves; if not, please delete footnote (f) below the Financial Highlights tables.

The Registrant has removed footnote f and renumbered the footnotes.

23.
In the SAI, the pro forma financial information for Reorganization 2 appears before the pro forma financial statements for Reorganization 1.  For ease of investor understanding, please change the order in which the pro forma financial information is presented so that it conforms to the order of the Reorganizations in the Information Statement.

The Registrant has made the requested change.

Accounting Comments

24.
In Reorganization 1, on page 3 of “Considerations Regarding the Reorganization,” the last bullet point explains that, “[t]o better align the Government Fund portfolio with the principal investment strategies of the Limited Duration Bond Fund, FIMCO anticipates disposing of up to two-thirds of the holdings of the Government Fund close to the date for the Reorganization.”  Since “up to two-thirds” could mean a portion of the Government Fund as little as 1% or greater than 66%, please revise this statement to clarify the amount of portfolio repositioning that is expected to occur in connection with the Reorganization.  The Staff notes that, in the pro forma schedule of investments in the SAI, holdings representing approximately 50% of the market value (and approximately 60% based on number of holdings) of the Government Fund’s portfolio are identified as expected to be sold in connection with the Reorganization.  The Staff also notes that disclosure on page 36 of the Registration Statement states that “FIMCO estimated that the Limited Duration Bond Fund would hold about one-third of the Government Fund’s portfolio investments after the Reorganization.”

In response to the Staff’s comment, the Registrant has added the underlined text to the statement on page 6:

“To better align the Government Fund portfolio with the principal investment strategies of the Limited Duration Bond Fund, FIMCO anticipates disposing of at least one-half and up to two-thirds of the holdings of the Government Fund close to the date for the Reorganization.”

The Registrant notes that the statement on pages 57-58 represents FIMCO’s estimate relating to portfolio realignment at the time of the Board of Trustees’ meeting to consider the Reorganizations in April 2018.

25.	Please confirm that the expenses shown in the Comparative Fee and Expense Tables for each Reorganization continue to represent the current fees for each Fund.

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The Registrant confirms that the expenses shown in the Comparative Fee and Expense Tables for each Reorganization continue to represent each Fund’s current fees and expenses.

26.	With regard to both Reorganizations, please explain the factors and analysis considered in determining that the Acquiring Fund will be the surviving entity for accounting purposes.

In the NAST Letter, the Staff stated that “[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”  These factors are the same criteria outlined in the AICPA Accounting and Audit Guide for Investment Companies that are applied to determine the proper accounting survivor of a fund combination.[2]  For purposes of this response, an Acquiring Fund after its Reorganization is referred to as a “Combined Fund.”

With respect to the Reorganization of the Government Fund into the Limited Duration Bond Fund, based on a review of the factors noted in the NAST Letter, the Registrant has determined that it is appropriate for the Limited Duration Bond Fund to be the accounting survivor in the Reorganization.  The analysis is as follows:

(1)
Investment Advisers.  FIMCO currently serves as the investment adviser of the Limited Duration Bond Fund and the Government Fund, and will serve as the investment adviser of the Combined Fund.  Muzinich & Co., Inc. (“Muzinich”), which currently serves as the Limited Duration Bond Fund’s subadviser, also will serve as the subadviser for the Combined Fund.  The Government Fund does not have a subadviser. The portfolio manager at FIMCO who currently manages the Government Fund and FIMCO’s portion of the Limited Duration Bond Fund will continue to manage FIMCO’s portion of the Combined Fund.  The portfolio management team at Muzinich that currently manages the portion of the Limited Duration Bond Fund that is allocated to high yield bonds will continue to do so for the Combined Fund.

(2)
Investment Objectives, Policies and Restrictions.  The Combined Fund will be managed in accordance with the investment objective, principal investment strategies and investment restrictions of the Limited Duration Bond Fund, which will remain unchanged following the Reorganization.

2 Id.

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(3)
Expense Structures and Expense Ratios.  The Combined Fund will have the same expense structure, including the voluntary fee waiver, as the Limited Duration Bond Fund and the Government Fund.  The gross and net expense ratios of the Combined Fund are expected to be the lower than the gross and net expense ratios, respectively, of both the Limited Duration Bond Fund and the Government Fund.

(4) Asset Size. As of August 31, 2018, the Limited Duration Bond Fund, with assets of $7,788,910, was smaller than the Government Fund, with assets of $27,155,898.

(5)
Portfolio Composition.  Following the portfolio realignment of the Government Fund prior to the Reorganization, the portfolio composition of the Combined Fund is expected to more closely reflect the investment objective and principal investment strategies of the Limited Duration Bond Fund than the Government Fund.

(6)
Accounting Survivor.  The Staff stated in the NAST Letter that “generally the survivor of a business combination for accounting purposes, i.e, the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”[3]  After discussions with its independent registered public accounting firm, the Registrant has determined that the Limited Duration Bond Fund will be the accounting survivor in the Reorganization.

(7)
Legal Survivor.  The Limited Duration Bond Fund will be the legal survivor in the Reorganization and will carry on operations under its Securities Act of 1933 and Investment Company Act of 1940 registrations.

The Registrant determined that the foregoing factors, on balance, support the conclusion that the Limited Duration Bond Fund should be the accounting survivor following the Reorganization.

With respect to the Reorganization of the Balanced Income Fund into the Total Return Fund, based on a review of the factors noted in the NAST Letter, the Registrant has determined that it is appropriate for the Total Return Fund to be the accounting survivor in the Reorganization. The analysis is as follows:

(1)
Investment Advisers.  FIMCO currently serves as the investment adviser of the  Total Return Fund and the Balanced Income Fund, and will serve as the investment adviser of the Combined Fund.  Muzinich, which currently serves as the subadviser of the Total Return Fund and the Balanced Income Fund, and will serve as the subadviser for the Combined Fund.  The portfolio manager at FIMCO

3 Id.

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who currently manages FIMCO’s portion of the Total Return Fund and the Balanced Income Fund will continue to manage FIMCO’s portion of the Combined Fund. Similarly, the portfolio management team at Muzinich that currently manages the portion of the Total Return Fund and the Balanced Income Fund that is allocated to high yield bonds will continue to do so for the Combined Fund.

(2)
Investment Objectives, Policies and Restrictions.  The Combined Fund will be managed in accordance with the investment objective, principal investment strategies and investment restrictions of the Total Return Fund, which will remain unchanged following the Reorganization.

(3)
Expense Structures and Expense Ratios.  The Combined Fund will have an expense structure and expense ratio identical to the expense structure and expense ratio of the Total Return Fund. Furthermore, the total expense ratio of the Combined Fund is expected to be the lower than both the gross and net expense ratios of the Balanced Income Fund.

	(4)	Asset Size. As of August 31, 2018, the Total Return Fund, with assets of $49,882,745, was larger than the Balanced Income Fund, with assets of $6,425,965.

(5)
Portfolio Composition.  FIMCO does not anticipate selling any significant portion of the assets of the Balanced Income Fund in connection with the Reorganization.  Given the disparity in the asset sizes of the two Funds, the portfolio composition of the Combined Fund is expected to more closely resemble that of the Total Return Fund than the Balanced Income Fund.

(6)
Accounting Survivor.  The Staff stated in the NAST Letter that “generally the survivor of a business combination for accounting purposes, i.e, the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”[4]  After discussions with its independent registered public accounting firm, the Registrant has determined that the Total Return Fund will be the accounting survivor in the Reorganization.

	(7)	Legal Survivor. The Total Return Fund will be the legal survivor in the Reorganization and will carry on operations under its Securities Act of 1933 and Investment Company Act of 1940 registrations.

The Registrant determined that the foregoing factors, on balance, support the conclusion that Total Return Fund should be the accounting survivor following the Reorganization.

27.	In the Pro Forma Financial Information in the SAI, page 4, Note 3 – Pro Forma

4 Id.

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Adjustments, please confirm the basis point amount relating to the year ended December 31, 2017. The amount currently shown is (04)%. Should it state (0.04)%?

The Registrant has revised the figure to (0.04)%.

28.
In the SAI, page 7, the introduction to the Pro Forma Financial Statements includes a statement that “it is expected that up to two-thirds of the Government Fund’s holdings may not remain at the time of the Reorganization.”  Please clarify the amount of portfolio repositioning expected to occur in connection with the Reorganization.

In response to the Staff’s comment, the Registrant has added the underlined text to the statement on page 3:

“Thus, it is expected that at least one-half and up to two-thirds of the Government Fund’s holdings may not remain at the time of the Reorganization.”

29.	In the pro forma Statements of Assets and Liabilities shown on page 10 of the SAI, please include footnotes to explain adjustments to (1) net assets and (2) shares outstanding.

The Registrant has added the requested footnotes.

*          *          *          *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Scott Richardson
Mary Najem
Foresters Investment Management Company, Inc.